APWC Announces Financial Results for the Second Quarter of 2025
•Quarterly revenue of $126.9 million, up 26% from Q1 and up 11% from a year ago
•Quarterly EPS was $0.03, up 143% from Q1 and 250% from a year ago

TAIPEI, Taiwan, August 14, 2025 (GLOBE NEWSWIRE) - Asia Pacific Wire & Cable Corporation Limited ("APWC" or the "Company") (NASDAQ: APWC) today reported unaudited results for the second quarter ended June 30, 2025.

Quarterly revenue was $126.9 million, up 26% from the previous quarter and up 11% from a year ago.

Copper unit volume, measured by the tonnage of copper contained in the wire and cable sold, increased by 13% in the second quarter but decreased by 9% from a year ago. This does not include other raw materials, such as aluminum and insulation materials.

For the quarter, earnings per share were $0.03, up 143% from the previous quarter and up 250% from a year ago.

“In a second quarter filled with trade uncertainty, APWC delivered revenue growth compared to the same period in prior years” said Yuan Chun Tang, Chairman and CEO of APWC. “In some markets, we benefited from pull forward of customer orders, before tariffs taking effect. We also observed increased competition, with over-capacity in China’s industrial sector leading to increased supply in some markets, putting pressure on prices. Our strong branding and qualifications to compete for public sector projects was crucial in enabling the Company to attain revenue growth this quarter.”

“Our business model and geographical footprint has provided us important optionality when facing trade uncertainty. Some of our manufacturing sites are located in countries with low tariff rates, as low as 10% based on announcements made as of August 1st. We are planning to leverage the low tariff rates of some our manufacturing sites to grow our top line revenue.”

“We are also preparing for a rights offering with details to be announced soon. We intend to use the rights offering proceeds to invest in new production facilities to take advantage of the global supply chain re-alignment. We are still evaluating site selection, andbesides Asia, North America is also a viable option. Working with our vendors and partners, we are also investing in new technologies to enhance our product portfolio and provide new drivers for future growth. Overall, while I remain cautious with the near-term business environment, I am optimistic about the long-term growth potential of APWC.”

Q2 Fiscal 2025 Summary

Q2 Financial Results
($ in millions, except earnings per share)	Q2 FY2025	Q1 FY2025	Q2 FY2024	Q/Q	Y/Y
Revenues	$126.9	$100.6	$113.9	26%	11%
Gross profit	$8.6	$3.7	$4.9	132%	76%
Operating expenses	$6.4	$6.4	$6.2	—%	3%
Operating Profit	$2.5	$(2.7)	$(0.9)	193%	378%
Net Income / (loss)	$0.6	$(1.5)	$(0.4)	140%	250%
EPS	$0.03	$(0.07)	$(0.02)	143%	250%

Revenue by Reportable Segments
($ in millions)	Q2 FY2025	Q1 FY2025	Q2 FY2024	Q/Q	Y/Y
North Asia	22.8	18.9	19.3	21%	18%
ROW	59.8	45.4	54.3	32%	10%
Thailand	44.3	36.3	40.3	22%	10%
Total	126.9	100.6	113.9	26%	11%

Revenue

Revenue for the second quarter was $126.9 million, up $26.3M (or 26%) from the previous quarter. In Q2, the currencies of Asia-Pacific economies generally appreciated against the U.S. dollars. Excluding the impact of the currency appreciation, on a constant currency basis, revenue grew 23% from the previous quarter.

North Asia revenue for the second quarter was $22.8 million, up 18% from a year ago and up 21% sequentially. The rise was partly driven by customers pulling forward orders ahead of schedule due to U.S. tariff deadlines. Additionally, continued development of electric vehicles in the region contributed to steady growth in flat wire sales.

Thailand revenue for the second quarter was up 10% from a year ago and up 22% sequentially. The increase was primarily driven by higher order volumes, foreign exchange appreciation, and changes in the product mix, all of which contributed to overall revenue growth.

ROW revenue grew significantly in the second quarter, up 32% sequentially, mainly driven by completion of public sector projects. We also noted the demand for new projects remained at a high level throughout the first half of the year.

Gross Profit

Gross profit margin for the second quarter was 6.8%, up from 3.6% in the previous quarter and up from 4.3% in the same period last year. The margin expansion was mainly driven by higher margin product mix. However, intensified price competition, as well as fluctuations in copper prices and exchange rates, partially offset these gains.

Expenses

Total selling, general, and administrative expenses were mostly flat, as an increase in selling expenses was offset by decreases in other expenses.

Balance Sheet and Cash Flow

Cash and cash equivalents were $35.0 million, a decrease of $3.3 million from the preceding quarter, mainly due to increased payments to suppliers, in line with higher sales activities.

Trade receivables for the second quarter were $97.7 million, reflecting a $13.0 million increase from the preceding quarter and was primarily driven by higher customer orders and pull forward demand in the current quarter.

Inventory was $144.5 million, a decrease of $5.0 million relative to the preceding quarter, as raw material build-up was consumed for the deliveries of customer orders in the current quarter.

Cash flow from operating activities was an outflow of $15.5 million in Q2 2025, representing a $13.4 million increase in outflow compared to the prior quarter. The higher outflow was primarily driven by increased cash payments to vendors, despite stronger cash collections from increased customer orders. Cash outflow was lower by $7.4 million compared to the same period last year; the year-over-year improvement was mainly due to pull-forward demand and increased public sector purchases, which led to higher cash inflows.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited

Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
	US$'000	US$'000	US$'000	US$'000
Revenue	$126,906	$113,933	$227,493	$214,330
Cost of sales	(118,298)	(109,043)	(215,220)	(200,848)
Gross profit	8,608	4,890	12,273	13,482

Other operating income	192	860	227	981
Selling, general and administrative expenses	(6,434)	(6,215)	(12,860)	(12,471)
Other operating expenses	51	—	(1)	—
Net impairment loss on financial and contract assets	65	(406)	106	(751)
Operating profit/(loss)	2,482	(871)	(255)	1,241

Finance costs	(563)	(607)	(977)	(1,165)
Finance income	44	55	66	97
Share of loss of associates	(1)	(1)	(1)	(1)
Exchange gain	331	219	605	149
Other income	(92)	204	106	243
Other expense	(80)	19	(80)	(207)
Profit/(loss) before tax	2,121	(982)	(536)	357
Income tax (expense)/benefit	(762)	236	(401)	(397)
Profit/(loss) for the period	$1,359	$(746)	$(937)	$(40)

Attributable to:
Equity holders of the parent	578	(411)	(901)	(510)
Non-controlling interests	781	(335)	(36)	470
	1,359	(746)	(937)	(40)

Basic and diluted profit per share	$0.03	$(0.02)	$(0.04)	$(0.02)
Basic and diluted weighted average common shares outstanding	20,616,227	20,616,227	20,616,227	20,616,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
	US$'000	US$'000	US$'000	US$'000
Profit/(loss) for the period	1,359	(746)	(937)	(40)
Other comprehensive income/(loss)

Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	—	—	—	—
	8,916	(67)	11,046	(10,289)
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	(12)	677	(18)	253
Income tax effect	3	(136)	4	(51)
	(9)	541	(14)	202
Re-measuring losses on defined benefit plans	(43)	5	(54)	41
Income tax effect	9	(1)	11	(8)
	(34)	4	(43)	33

Other comprehensive income/(loss) for the year, net of tax	8,873	478	10,989	(10,054)
Total comprehensive income/( loss) for the period, net of tax	10,232	(268)	10,052	(10,094)
Attributable to:
Equity holders of the parent	7,022	284	7,119	(7,113)
Non-controlling interests	3,210	(552)	2,933	(2,981)
	$10,232	$(268)	$10,052	$(10,094)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025 (Unaudited)	As of December 31, 2024 (Audited)
	US$'000	US$'000
Assets
Current assets
Cash and cash equivalents	34,968	34,035
Financial assets at fair value through profit or loss	3	—
Trade receivables	97,714	102,789
Other receivables	2,697	1,257
Contract assets	1,785	688
Due from related parties	584	607
Inventories	144,464	126,814
Prepayments	3,070	3,195
Assets classified as held for sale	763	747
Other current assets	4,277	1,529
	290,325	271,661
Non-current assets
Financial assets at fair value through other comprehensive income	3,145	3,069
Property, plant and equipment	53,894	52,227
Right of use assets	2,565	2,420
Investment properties	525	504
Intangible assets	93	110
Investments in associates	850	807
Deferred tax assets	7,024	6,684
Other non-current assets	3,059	2,378
	71,155	68,199
Total assets	361,480	339,860

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025 (Unaudited)	As of December 31, 2024 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	48,628	24,098
Trade and other payables	47,241	57,220
Due to related parties	4,180	9,715
Financial liabilities at fair value through profit or loss	96	21
Accruals	9,004	8,246
Current tax liabilities	1,902	1,624
Employee benefit liabilities	1,222	2,178
Financial lease liabilities	870	648
Other current liabilities	6,574	4,272
	119,717	108,022

Non-current liabilities
Interest-bearing loans and borrowings	2,971	4,872
Employee benefit liabilities	7,565	5,908
Lease liabilities	1,379	1,425
Deferred tax liabilities	3,968	4,079
Other non-current liabilities	764	189
	16,647	16,473
Total liabilities	136,364	124,495

Equity
Issued capital	206	206
Additional paid-in capital	118,103	118,103
Treasury shares	(38)	(38)
Retained earnings	60,516	61,417
Other components of equity	(16,710)	(24,730)
Equity attributable to equity holders of the parent	162,077	154,958
Non-controlling interests	63,039	60,407
Total equity	225,116	215,365
Total liabilities and equity	361,480	339,860

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$'000	US$'000	US$'000	US$'000
Net cash used in operating activities	$(15,454)	$(22,878)	$(17,462)	$(10,768)
Net cash (used in)/provided by investing activities	(919)	141	(2,966)	(797)
Net cash provided by financing activities	11,577	15,340	19,612	9,092
Effect of exchange rate	1,508	363	1,749	(1,844)
Net (decrease)/increase in cash and cash equivalents	(3,288)	(7,034)	933	(4,317)
Cash and cash equivalents at beginning of period	38,256	40,687	34,035	37,970
Cash and cash equivalents at end of period	$34,968	$33,653	$34,968	$33,653

Supplemental Information

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the three months
	ended March 31,
	2025	2024
	US$'000	US$'000
Revenue	$100,587	$100,397
Cost of sales	(96,922)	(91,826)
Gross profit	3,665	8,571

Other operating income	35	121
Selling, general and administrative expenses	(6,426)	(6,235)
Other operating expenses	(52)	—
Net impairment loss on financial and contract assets	41	(345)
Operating (loss)/profit	(2,737)	2,112

Finance costs	(414)	(558)
Finance income	22	42
Share of loss of associates	—	—
Exchange gain/(loss)	274	(70)
Other income	198	39
Other expense	—	(226)
(Loss)/Profit before tax	(2,657)	1,339
Income tax (expense)/benefit	361	(633)
(Loss)/Profit for the period	$(2,296)	$706

Attributable to:
Equity holders of the parent	(1,479)	(99)
Non-controlling interests	(817)	805
	(2,296)	706

Basic and diluted profit per share	$(0.07)	$—
Basic and diluted weighted average common shares outstanding	20,616,227	20,616,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the three months
	ended March 31,
	2025	2024
	US$'000	US$'000
(Loss)/Profit for the period	(2,296)	706
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	2,130	(10,222)
	2,130	(10,222)
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	(6)	(424)
Income tax effect	1	85
	(5)	(339)
Re-measuring losses on defined benefit plans	(11)	36
Income tax effect	2	(7)
	(9)	29

Other comprehensive income/(loss) for the year, net of tax	2,116	(10,532)
Total comprehensive loss for the period, net of tax	(180)	(9,826)
Attributable to:
Equity holders of the parent	97	(7,397)
Non-controlling interests	(277)	(2,429)
	$(180)	$(9,826)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of March 31, 2025 (Unaudited)	As of December 31, 2024 (Audited)
	US$'000	US$'000

Assets
Current assets
Cash and cash equivalents	38,256	34,035
Financial assets at fair value through profit or loss	12	—
Trade receivables	84,757	102,789
Other receivables	2,474	1,257
Contract assets	695	688
Due from related parties	660	607
Inventories	149,436	126,814
Prepayments	2,641	3,195
Assets classified as held for sale	753	747
Other current assets	3,682	1,529
	283,366	271,661
Non-current assets
Financial assets at fair value through other comprehensive income	3,063	3,069
Property, plant and equipment	52,223	52,227
Right of use assets	2,718	2,420
Prepaid land lease payments	—	—
Investment properties	507	504
Intangible assets	101	110
Investments in associates	814	807
Deferred tax assets	7,095	6,684
Other non-current assets	2,605	2,378
	69,126	68,199
Total assets	$352,492	$339,860

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of March 31, 2025 (Unaudited)	As of December 31, 2024 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	33,543	24,098
Trade and other payables	59,459	57,220
Due to related parties	7,909	9,715
Financial liabilities at fair value through profit or loss	12	21
Accruals	11,612	8,246
Current tax liabilities	1,710	1,624
Employee benefit liabilities	1,070	2,178
Financial lease liabilities	846	648
Other current liabilities	4,322	4,272
	120,483	108,022

Non-current liabilities
Interest-bearing loans and borrowings	4,031	4,872
Employee benefit liabilities	7,222	5,908
Lease liabilities	1,537	1,425
Deferred tax liabilities	3,851	4,079
Other non-current liabilities	189	189
	16,830	16,473
Total liabilities	137,313	124,495

Equity
Issued capital	206	206
Additional paid-in capital	118,103	118,103
Treasury shares	(38)	(38)
Retained earnings	59,938	61,417
Other components of equity	(23,154)	(24,730)
Equity attributable to equity holders of the parent	155,055	154,958
Non-controlling interests	60,124	60,407
Total equity	215,179	215,365
Total liabilities and equity	352,492	339,860

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three months
	ended March 31,
	2025	2024
	US$'000	US$'000
Net cash (used in)/provided by operating activities	$(2,008)	$12,110
Net cash used in investing activities	(2,047)	(938)
Net cash provided by/(used in) financing activities	8,035	(6,248)
Effect of exchange rate	241	(2,207)
Net increase in cash and cash equivalents	4,221	2,717
Cash and cash equivalents at beginning of period	34,035	37,970
Cash and cash equivalents at end of period	$38,256	$40,687